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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.      )

The Alpine Group, Inc.
(Name of Subject Company (Issuer))

The Alpine Group, Inc. (Issuer)
(Name of Filing Person)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

020825105
(CUSIP Number of Class of Securities)

Steven S. Elbaum
Chairman and Chief Executive Officer
The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073
(201) 549-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Ronald R. Papa, Esq.
Proskauer Rose LLP
1585 Broadway
New York, New York 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$6,156,000.00	$498.00

*
For the purpose of calculating the filing fee only, this amount is based on the purchase of the maximum 8,100,000 shares of common stock at the last reported sale price of $0.76 per share on June 20, 2003.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        All information in the Offering Circular dated June 23, 2003 attached hereto as Exhibit 99(a)-1 (the "Offering Circular") is incorporated herein by reference in answer to some or all of the items below.

        Item 1.    Summary Term Sheet.

        The information set forth in the Offering Circular, most specifically under the section heading "Summary Term Sheet of the Exchange Offer," is incorporated herein by reference.

        Item 2.    Subject Company Information.

        (a)   The information set forth in the Offering Circular, most specifically under the section heading "Business," is incorporated herein by reference.

        (b)   The information set forth in the Offering Circular, most specifically under the section heading "Executive Officer and Director Beneficial Ownership," is incorporated herein by reference.

        (c)   The information set forth in the Offering Circular, most specifically under the section heading "Price Range of Common Stock," is incorporated herein by reference.

        Item 3.    Identity and Background of Filing Person.

        (a)   This statement is being filed by the subject company. The names and mailing addresses of the directors and executive officers of The Alpine Group, Inc. (the "Issuer"), who are the persons specified in Instruction C to Schedule TO, are set forth below:

Name	Address and Telephone Number	Office
Steven S. Elbaum	c/o The Alpine Group, Inc. One Meadowlands Plaza East Rutherford, New Jersey 07073 (201) 549-4400	Chairman of the Board of Directors and Chief Executive Officer
K. Mitchell Posner	c/o The Alpine Group, Inc. One Meadowlands Plaza East Rutherford, New Jersey 07073 (201) 549-4400	Executive Vice President
Harold M. Karp	c/o The Alpine Group, Inc. One Meadowlands Plaza East Rutherford, New Jersey 07073 (201) 549-4400	President of Essex Electric Inc.
David A. Owen	c/o The Alpine Group, Inc. One Meadowlands Plaza East Rutherford, New Jersey 07073 (201) 549-4400	Chief Financial Officer of the Issuer and Senior Vice President—Finance of Essex Electric Inc.
Kenneth G. Byers, Jr.	c/o The Alpine Group, Inc. One Meadowlands Plaza East Rutherford, New Jersey 07073 (201) 549-4400	Director

Randolph Harrison	c/o The Alpine Group, Inc. One Meadowlands Plaza East Rutherford, New Jersey 07073 (201) 549-4400	Director
John C. Jansing	c/o The Alpine Group, Inc. One Meadowlands Plaza East Rutherford, New Jersey 07073 (201) 549-4400	Director
James R. Kanely	c/o The Alpine Group, Inc. One Meadowlands Plaza East Rutherford, New Jersey 07073 (201) 549-4400	Director
Bragi F. Schut	c/o The Alpine Group, Inc. One Meadowlands Plaza East Rutherford, New Jersey 07073 (201) 549-4400	Director

        Item 4.    Terms of the Transaction.

        (a)   The information set forth in the Offering Circular, most specifically under the section headings "The Exchange Offer" and "Certain United States Federal Income Tax Consequences," is incorporated herein by reference.

        (b)   No securities are to be purchased from any officer, director or affiliate of the Issuer.

        Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (e)   Neither the Issuer nor, to the best of the Issuer's knowledge, any of its directors or executive officers is party to any agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Issuer.

        Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   The information set forth in the Offering Circular, most specifically under the section heading "Purposes and Effect of the Exchange Offer," is incorporated herein by reference.

        (b)   The shares of the Issuer's common stock acquired in the exchange offer will be held in treasury by the Issuer.

        (c)   With respect to any material changes the exchange offer will have on the Issuer's indebtedness and capitalization, the information set forth in the Offering Circular, most specifically under the section headings "Capitalization" and "Certain Pro Forma Financial Information," is incorporated herein by reference.

        Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the Offering Circular, most specifically under the section heading "The Exchange Offer," is incorporated herein by reference.

        (b)   The information set forth in the Offering Circular, most specifically under the section subheading "Conditions to and Amendment and Termination of the Exchange Offer," is incorporated herein by reference.

        (d)   Not applicable.

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        Item 8.    Interest in Securities of the Subject Company.

        (a)   The information set forth in the Offering Circular, most specifically under the section heading "Executive Officer and Director Beneficial Ownership," is incorporated herein by reference.

        (b)   The information set forth in the Offering Circular, most specifically under the section headings "Recent Developments" and "Executive Officer and Director Beneficial Ownership," is incorporated herein by reference. Other than as described therein, neither the Issuer nor, to the best of the Issuer's knowledge, any of its directors or executive officers, or any of the executive officers or directors of any of its subsidiaries, or any associate or majority-owned subsidiary of any of those persons, has engaged in any transaction involving shares of the Issuer's common stock during the period of 60 days prior to the date hereof.

        Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   No persons or classes of persons have been directly or indirectly employed, retained, or are to be compensated to make solicitations or recommendations in connection with the exchange offer.

        Item 10.    Financial Statements.

        (a)   The audited consolidated financial statements for the years ended December 31, 2002 and December 31, 2001 included in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2002, and the unaudited consolidated financial statements in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, are incorporated herein by reference. The remaining financial information required is also contained in the Offering Circular, including under the section heading "Selected Consolidated Financial Data."

        (b)   The information set forth in the Offering Circular, most specifically under the section heading "Certain Pro Forma Financial Information," is incorporated herein by reference.

        (c)   The information set forth in the Offering Circular, most specifically under the section heading "Selected Consolidated Financial Data," is incorporated herein by reference.

        Item 11.    Additional Information.

        (a)   The information set forth in the Offering Circular, most specifically under the section heading "Recent Developments," is incorporated herein by reference.

        (b)   Additional information with respect to the exchange offer and related matters is set forth in the Offering Circular and is incorporated herein by reference.

        Item 12.    Exhibits.

(a)-1	Offering Circular, dated June 23, 2003.
(a)-2	Form of Letter of Transmittal.
(a)-3	Form of Notice of Guaranteed Delivery.
(a)-4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)-5	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)-6	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)	Not applicable.
(d)-1	Form of subscription agreement between the Issuer and its directors and certain officers.
(d)-2	Form of Indenture relating to the 6% Junior Subordinated Notes
(g)	Not applicable.
(h)	Not applicable.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2003	THE ALPINE GROUP, INC.
	By:	/s/ STEVEN S. ELBAUM Steven S. Elbaum Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99(a)-1	Offering Circular, dated June 23, 2003.
99(a)-2	Form of Letter of Transmittal.
99(a)-3	Form of Notice of Guaranteed Delivery.
99(a)-4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(a)-5	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(a)-6	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99(d)-1	Form of subscription agreement between the Issuer and its directors and certain officers
99(d)-2	Form of Indenture relating to the 6% Junior Subordinated Notes

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